March 26, 2025

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

       Re: Nitches, Inc.
           Form 10-K for the fiscal year ended August 31, 2023
           Filed December 7, 2023
           Form 8-K furnished on March 6, 2025
           File No. 000-13851
Dear John Morgan:

       We have reviewed your March 6, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished on March 6, 2025
General

1.     Your response to prior comment 3 in your response letter dated February
7, 2025
       indicated that you anticipate filing the Form 10-K for the fiscal year ended August 31,
       2024 by the end of February 2025 and will subsequently file the Form 10-Q for the quarter ended November 30, 2024. Please tell us when you plan to file your delinquent Exchange Act reports.
 March 26, 2025
Page 2

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing